Filed by CoBiz Financial Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CoBiz Financial Inc.

Commission File No.: 001-15955

Date: June 18, 2018

CORRESPONDENCE FROM STEVEN BANGERT AND LYNE ANDRICH TO CUSTOMERS

June 18, 2018

Today, CoBiz Financial announced the beginning of an exciting new era in our history as we join BOK Financial Corporation, a $33 billion regional bank based in Tulsa, Okla. BOK Financial is one of the most respected banks in the country and has a long track record of strong financial performance. By joining with them, we will be able to offer our clients a larger regional footprint, higher lending limit, and a broader, more diversified portfolio of products and services.

CoBiz has long been familiar with BOK Financial, which operates in Colorado as Colorado State Bank and Trust and Arizona as Bank of Arizona. We have collaborated on several large lending relationships, competed against them in our markets and worked together to benefit our communities. In fact, we’ve long held BOK Financial Chairman, George Kaiser, in high regard not only for the long-term financial performance of his bank but also his history of philanthropy.

Our combined organization will have nearly $40 billion in assets and a considerable footprint across the Southwest and lower Midwest. More importantly, it will expand our ability to serve your complete financial needs, delivering the products and services that free you to succeed personally and professionally.

We expect the transaction to close before the end of the year, subject to regulatory and shareholder approval. Until then, nothing about your accounts with us has changed. Your relationship with your banker and the team who service your accounts remains the same, and we continue to be focused on taking care of you. As we progress through the merger and integration process, we commit to keeping you fully informed.

We have appreciated the opportunity to serve your financial needs as a member of the CoBiz family and look forward to introducing you to a wider spectrum of services through BOK Financial. You can learn more about the acquisition on our website (cobizfinancial.com). If you have any questions or concerns, we encourage you to contact your banker or either of us.

Sincerely,
Steve Bangert	Lyne B. Andrich
Chairman & CEO	CFO & COO

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find it

In connection with the proposed merger, BOK Financial Corporation will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BOK Financial Corporation and CoBiz Financial Inc., may be obtained at the SEC’s Internet site

(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from CoBiz Financial Inc. at ir.cobizfinancial.com or from BOK Financial Corporation by accessing BOK Financial Corporation’s website at www.bokf.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Inc. Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling (303) 312-3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Corporation Investor Relations at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, by calling (918) 588-6000 or by sending an e-mail to investorrelations@bokf.com.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Information regarding BOK Financial Corporation’s directors and executive officers is contained in BOK Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 15, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.